UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)

                              MOTOR CLUB OF AMERICA
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (Title of Class of Securities)

                                    619823107
                                 (CUSIP Number)

                             William E. Lobeck, Jr.
                               1132 S. Lewis Ave.
                              Tulsa, OK 74104-3906
                                 (918) 535-5129

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 27, 2000
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box |_|.

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

CUSIP No. 619823107              SCHEDULE 13D                 Page 2 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Archer McWhorter
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        301,635
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            525,671
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               301,635
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        525,671
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      525,671
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 619823107              SCHEDULE 13D                 Page 3 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sleepy Lagoon, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            224,036
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        224,036
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      224,036
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 619823107              SCHEDULE 13D                 Page 4 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alvin E. Swanner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        301,634
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            525,669
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               301,634
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        525,669
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      525,669
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 619823107              SCHEDULE 13D                 Page 5 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Brion Properties, a Louisiana partnership in commendam
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Louisiana
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            224,035
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        224,035
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      224,035
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 619823107              SCHEDULE 13D                 Page 6 of 10 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      William E. Lobeck, Jr.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        505,668
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               505,668
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      505,668
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

      The persons signing this Schedule 13D Amendment 4 ( collectively the "Reporting Persons") hereby amend the statement on Schedule 13D as previously amended (collectively, the "Schedule 13D"), with respect to their beneficial ownership of Common Stock of Motor Club of America, a New Jersey corporation (the "Issuer"). Capitalized terms not otherwise defined shall have the meaning ascribed to them in Amendment 3.

Item 1. Security and Issuer.

      Common Stock, par value $.50 per share, of the Issuer having principal executive offices at 95 Route 17 South, Paramus, New Jersey 07653.

Item 2. Identity and Background.

      No Change.

Item 3. Source and Amount of Funds or Other Consideration.

      On September 23, 1999, each of SL, BP and Mr. Lobeck (the "Purchasers") entered into separate Debenture Purchase Agreements (the "Agreements") with the Issuer, each in substantially the form attached as Exhibit 1 to Amendment 3, for the purchase of the Issuer's 8.44% unsecured subordinated debentures due September 23, 2009 (the "Debentures").

      The Agreements provide for the purchases of the following principal amounts of the Debentures, and for their conversion, in whole or in part, at any time prior to the earlier of maturity or redemption, into the following number of shares of the Issuer's common stock:

                         Principal Amount of    Number of Shares of Common Stock
Name of Purchaser        Debentures Purchased   Issuable on Debenture Conversion
----------------------   --------------------   --------------------------------
Sleepy Lagoon, Ltd.           $3,126,172                    201,736
Brion Properties, Ltd.        $3,126,162                    201,735
William E. Lobeck             $3,001,451                    193,688

      A form of the Debentures is included in Exhibit 1 to Amendment 3.

      Mr. McWhorter and SL share voting power and dispositive power with respect to the securities held by SL. As general partner of SL, Mr. McWhorter exercises SL's power to convert SL's Debentures as well as SL's voting and investment powers with respect to the subject securities. Although Mr. McWhorter's son, Archer McWhorter, Jr., is a Director of the Issuer and a limited partner of Sleepy Lagoon, Ltd., Mr. McWhorter Jr. cannot exercise any such powers, and disclaims any beneficial ownership of the Debentures and the subject securities thereof.

      Mr. Swanner and BP share voting power and dispositive power with respect to the securities held by BP. As general partner of BP, Mr. Swanner exercises BP's power to convert BP's Debentures as well as BP's voting and investment powers with respect to the subject securities thereof.

      Mr. Lobeck exercises sole power to convert his Debentures and as well as sole voting and investment powers with respect to the subject securities thereof.

      The purchase price of the Debentures and the 66,900 shares purchased on March 27, and March 29, 2000 was paid with personal funds of SL, BP, and Mr. Lobeck, respectively.

Item 4. Purpose of Transactions

      This Amended Report supplements the prior Item 4. The Reporting Persons believe the recent market price of the Issuer is undervalued as in comparison to what the Reporting Persons believe is its inherent fair market value.

      Each of the parties together effected the purchase of 66,900 shares of Common Stock for an aggregate of $482,050 by purchasing 56,900 shares at $7 per share on March 27, 2000 and 10,000 shares at $8.375 per share on March 29, 2000.

      Each of the Purchasers is a director of the Issuer, and together they constitute the Executive Committee of the Issuer's Board of Directors. Although the Purchasers acted in concert with respect to the transactions described herein, there is presently no agreement, understanding or arrangement among any of them to act in concert again in the future with respect to any of the Issuer's securities. Any one or more of the Purchasers, SL and Brion Properties, Ltd. may effect, alone or together, additional transactions in securities of the Issuer through a variety of possible means, including but not limited to open market and privately negotiated transactions. None of the Purchasers, SL or Brion Properties, Ltd. is bound to increase or decrease his or its holdings, and depending upon future developments, may also in his or its sole discretion determine at any time or from time to time to acquire additional Issuer securities or to sell or otherwise dispose of any or all of his or its Issuer securities. Each such individual and entity reserves the right to act with respect to his or its holdings as he or it deems in his or its best interests.

      As noted in Item 3 above, Mr. McWhorter's son, Archer McWhorter, Jr., is a director of the Issuer. Mr. McWhorter, Jr. is not, however, a member of the Executive Committee, and other than as described at Item 3, has not participated in the acquisition of the Debentures.

      Except as set forth in Item 3 or in this Item 4, none of Messrs. McWhorter, Lobeck or Swanner, or Brion Properties, Ltd. or Sleepy Lagoon, Ltd., has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      The following table sets forth certain information as to the beneficial ownership of the Issuer's common stock by the Reporting Persons as of the date hereof.

                                                                   Shares
                              Shares Beneficially Owned           Purchased
                               Prior to March 27, 2000            March 27,
                              -------------------------            2000 to
                                                                  March 29,
                                                                    2000

                        Issued      Shares to be Acquired upon
         Name           Shares       Conversion of Debentures
         ----           ------       ------------------------

Archer McWhorter        301,635(a)         201,736 (c)                -0-       21.6% (b)
Sleepy Lagoon, Ltd.          -0-           201,736 (c)            22,300         9.6% (b)
Alvin E. Swanner        301,634            201,735 (d)                -0-       21.6% (b)
Brion Properties             -0-           201,735 (d)            22,300         9.6% (b)
William E. Lobeck       289,601            193,767                22,300        21.8% (b)
                        -------                                   ------
     totals             892,870                                   66,900

            (a) The 301,635 shares of the Issuer's common stock beneficially owned by Archer McWhorter are held of record by the McWhorter Family Trust, of which Mr. McWhorter is a Trustee.

            (b) Based upon 2,124,387 shares of Common Stock outstanding as reported by the Issuer in its most recent annual report on Form 10-K.

            (c) The 201,736 shares of the Issuer's common stock to be acquired upon conversion in full of the Debentures, as described in Item 3 of Amendment 3 to this Schedule 13D, will be held of record by Sleepy Lagoon, Ltd., a Texas limited partnership of which Mr. McWhorter is the general partner. Such shares will be beneficially owned by Mr. McWhorter.

            (d) The 201,735 shares of the Issuer's common stock to be acquired upon conversion in full of the Debentures, as described in Item 3 of Amendment 3 to this Schedule 13D, will be held of record by Brion Properties, a Louisiana partnership in commendam of which Mr. Swanner is the general partner. Such shares will be beneficially owned by Mr. Swanner.

      There have been no transactions in respect of the Issuer's common stock during the past 60 days which are required to be reported in this Item 5 except as described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None, other than as described in Items 3 and 4.

Item 7. Material to be Filed as Exhibits.

      1 Form of Debenture Purchase Agreement, with exhibits. [Incorporated by reference to Schedule 13D Amendment 3 filed October 5, 1999.]

      2. Amended Registration Statement on Form S-4/A of Motor Club of America, filed with the Commission on June 3, 1999. [Incorporated by reference to Schedule 13D Amendment 3 filed October 5, 1999.]

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           ARCHER MCWHORTER

Date: April 5, 2000                        /s/ Archer McWhorter
                                           -------------------------------------


                                           SLEEPY LAGOON LTD.

Date: April 5, 2000                        By: /s/ Archer McWhorter
                                              ----------------------------------
                                           Name: Archer McWhorter
                                           Title: General Partner


                                           ALVIN E. SWANNER

Date: April 5, 2000                        /s/ Alvin E. Swanner
                                           -------------------------------------


                                           BRION PROPERTIES, a Louisiana
                                           partnership in commendam.

Date: April 5, 2000                        By: /s/ Alvin E. Swanner
                                              ----------------------------------
                                           Name: Alvin E. Swanner
                                           Title: General Partner


                                           WILLIAM E. LOBECK

Date: April 5, 2000                        /s/ William E. Lobeck
                                           -------------------------------------